

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Jeffrey A. Gould
Chief Executive Office and President
BRT Apartments Corp.
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

> **Re: BRT Apartments Corp.**
> **Registration Statement on Form S-3**
> **Filed June 14, 2022**
> **File No. 333-265591**

Dear Mr. Gould:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Lee, Esq.